2022 ANNUAL REPORT

*Let the world we dream about
be the one we live in today.*



Uwharrie
CAPITAL CORP

making a difference®

WHAT A BANK DOES IS WHAT COUNTS, NOT WHAT IT INTENDS TO DO. SO WHAT WE DO IS

MAKE A DIFFERENCE

WE PUT COMMUNITY AHEAD OF PROFITS

WE INSPIRE CHANGE. WE MAKE OUR WORLD BETTER.

TO US, BANKING IS LIVING BY OUR VALUES.
 DOING THE RIGHT THING.

IT'S NOT JUST OUR SLOGAN. WE BELIEVE IT. EVERY DAY, WE'RE MAKING A DIFFERENCE.

Valley at Morrow Mountain



I Love My Community Bank!

SUPPORTING OUR CUSTOMERS

Uwharrie's commitment to our communities is unwavering, as is our philosophy of putting our customers first. Customers are at the heart of everything we do. We help our customers by finding the right fit for their lives and businesses. Our products and services are designed to grow, retain and deepen customer relationships.

The combined strength of our companies allows us to offer a wide array of products and services and our community focus enables us to provide quick decisions, flexibility and enhanced personal attention in all the markets we serve. Our "people first" philosophy means you can count on us to provide the highest quality financial services that solve problems and meet the needs of families and businesses in a highly personalized manner. Our commitment to serve our customers and communities has not only proven to be a winning strategy that enhances our customer relationships, but also provides long-term value to our shareholders. This approach to doing business has resulted in continued growth for our Company and continues to reinforce our community banking philosophy.



We want to help our customers grow and move ahead. We are committed to building deep, long-term customer relationships in which we are a trusted advisor and primary banking partner. Relationship banking is our overarching strategy and primary engine for continued growth. We build new relationships through commitment to delivering extraordinary service – one customer at a time. Our customer-focused culture continues to be an increasingly important differentiator in the communities we serve, the places we call home.

Local and family-owned businesses are especially attractive to our community banking philosophy because we combine responsiveness with a consultative approach to serving their financial needs. We offer a wide range of products and services to provide capital for a start-up or to finance growth and expansion. Well-structured commercial loan and deposit services, combined with an extraordinary level of personal attention allow us to look at relationship banking differently.



Scan QR-code to download the Uwharrie Bank e-zMobile app.

BY THE NUMBERS

21,000	49
Households served	States and D.C. where customers reside

Juneberry Ridge

Juneberry Ridge is a regenerative farm and nature retreat located in Norwood, NC, about a one hour drive east of Charlotte. Its founder, Judy Carpenter, describes it as a profit-for-purpose business that is equally committed to providing fulfilling jobs to local families as it is to changing the way the world grows its food. Regenerative agriculture is a practice of farming that invites nature to grow its roots a little deeper, it prioritizes soil health, water quality, and harmony among plant, animal, and human communities. Today the farm employs a team of 35, and through its commitment to regenerative agriculture, the 700+ acre property is on a path to developing the most resilient agricultural and hospitality system in our state, for generations to come.



Ashton Thompson, Chief Operating Officer and Judy Carpenter, Founder and Owner.

"We are a team of entrepreneurs, farmers, and hosts on a mission to nourish, educate, and build a better future. Toward this mission, we couldn't imagine a more committed partner than Uwharrie Bank. They care about our business, they give us personalized attention to help us run in the short-term, and they help us envision our long-term growth, too. To put it simply, Uwharrie Bank really does make a difference here at Juneberry Ridge."

SUPPORTING OUR CUSTOMERS

Snyder Packaging

From a long line of farmers, businessmen, teachers, and ministers influential in establishing the foundations for the region, rises Raymond Snyder as a Concord business man. Raymond's family descended from pioneer stock and settled in the Concord area in the 1700s. In 1925, that one man's dream comes alive through opening Snyder Printing. Even throughout the tragedies of The Great Depression and World War II, Snyder did more than simply survive. He kept his presses running when others could not, printing stationery, brochures, catalogs, and business forms.

After the war and throughout the 1970s, Snyder continued to grow in the community and print high-quality products, and expanded into a second building. In 1980, reflecting a new emphasis on paperboard inserts and containers, Snyder took a new name - Snyder Packaging, Inc.

From its humble beginnings the company has become one of the area's leading packaging companies with a broad range of regional and national accounts. Through challenging times, the multi-generational company has survived by continuously modernizing work processes and equipment. Additionally, the longstanding relationships they have with their customers have contributed to the company's success. Working hard to exceed customers' expectations and providing superior service and the highest of quality products, Snyder Packaging, Inc. has a bright future, for many more generations to come.



L to R – Matthew Griffin, Cindy Cates, David Snyder, W. David Snyder and Snyder Griffin.

"Our experience has been amazing and none the less a blessing! No red tape to get through hurdles, no hassle and the people are always so friendly and eager to help."

Tho's Pizza and Hot Subs

Acclaimed for Asian food, flounder sandwiches, and pizza, restaurant owners Tho and Phoudone Naovarath are also known for contributing to the revitalization of historic Badin.

Originally from the Southwest Asian country Laos, Tho and Phoudone came to the United States in the early 2000s. While Tho was already living and working in Stanly County, Phoudone and her two children lived in Philadelphia. Eventually, Phoudone and her children moved to Albemarle, and the two were married. In January 2017, Tho and Phoudone opened their restaurant in a small building that served their needs, but demand was very strong. It was not too many years before they started dreaming of expanding their business. They identified a building in historic Badin, a town that traces its roots to 1912, when a group of Frenchmen decided to open a smelting plant in North Carolina near the Yadkin River. Unfortunately, in the process of moving to the new location, a fire damaged the building and destroyed a significant portion of their restaurant equipment.

The adage "it takes a village" certainly applied to the Naovarath family as they put the pieces back together to move forward after the fire. With the support of their customers and the Town of Badin and assistance in securing historic tax credits, plans continue to move ahead in accomplishing this significant milestone. While work is being done on the inside of the building, assistance has come in the form of guardian angels who initiated having an attractive streetscape wrap designed to cover the exterior of the building as to not take away from the quaintness of the historic village.



L to R – Sackda Naovarath (Tho) and Phoudone Naovarath, Owners.

"We love Uwharrie Bank and after receiving U.S. citizenship, we continue to realize the American dream."

SUPPORTING OUR CUSTOMERS

Mario's Italian Restaurant

Mario's Italian Restaurant and John's Place is family owned and operated by the Fisichello family who relocated to North Carolina from New York in 1984. John and Martha currently reside in Matthews and raised three children in Union County. All three of their children grew up in the restaurant business working alongside several of their staff members who have been with the Mario's family for as long as 30 years.

John Fisichello bought Mario's Pizza shortly after graduating from Binghamton University in 1980. In 1984, he and his wife, Martha, decided to move to a warmer climate. They sold the pizzeria to his sister, Connie, and her husband Craig, who owned and operated Mario's in Binghamton for 31 years. John and Martha settled in Charlotte and opened the first Mario's Pizza in Charlotte in 1986. Mario's relocated in February 2015 to its new location in Chestnut Arbor at 2945 Matthews Weddington Road. Craig and Connie have since joined the Fisichellos and Craig has assumed the position of Executive Chef.



John and Martha Fisichello, Owners

Mario's offers a family-friendly environment for casual dining, including 2 patios for nice weather. They offer a large selection of pizza, pasta dishes, Italian dinners, submarines, and homemade desserts. Mario's uses only the freshest, highest quality ingredients in all dishes. All dinners are prepared fresh and made to order. The chefs create all dressings and sauces, including their signature marinara, from scratch on a daily basis. Pizza dough is mixed, rolled, and proofed on premises to create a delicate, crispy crust. The pizza is then hand tossed by experienced pizza makers just the way customers like it.



"At Uwharrie Bank we have established a family of bankers and friends that truly care about our family and our business. As a local, family-owned business for over 40 years there is value in a trusted relationship with a local community bank."

Michael S. Lincoln, MD

Dr. Michael S. Lincoln has been practicing in Anson County since 2008 and is in essence the only private family medicine office in Anson County. Dr. Lincoln grew up in Toronto, Canada and received his undergraduate degree at University of Toronto. From there he came to the United States to go to the University of North Carolina Medical School-Chapel Hill and then onto Michigan State for residency. While at Chapel Hill, he met his wife who was in pharmacy school. With her being from Oakboro, they decided to stay and reside in North Carolina.



The practice he joined in Ansonville was a legacy; a long line of providers cared for patients in the building he is in today. With the aging of the other family health care providers in Anson County, he obtained equipment and staff from retiring physicians. He also inherited a relationship with Uwharrie Bank that had provided a variety of services to the previous doctors.

During COVID, the Small Business Administration Paycheck Protection Program (PPP) was instrumental in keeping his doors open and not turning anyone away. They suited up and saw "well" patients inside and "sick" patients received care in the parking lot. They were able to keep rolling and adapting to continue to serve their patients the best they could.

Michael S. Lincoln, MD

"Uwharrie has been great for us; we have enjoyed working with them and don't know where we would be without them. Uwharrie handles a lot of my financial needs, our lake house, retirement plan and my business, which are big chunks of my existence. Our office manager handles the financials of the business and loves working with Uwharrie."

SUPPORTING OUR ASSOCIATES

Service is a way of life and an attitude our associates bring into and outside the office. It's that spirit of community that reminds us that each person is our neighbor and that the power of people can work to enhance the quality of life we all share.

Our associates demonstrate enthusiasm for our mission and core values every day. We depend on their commitment, passion, knowledge and talents to make the Uwharrie family of companies successful and contribute positively to the communities we serve.



L to R – Brigadier General (RET), Iwan B. Clontz, Roger Dick, Mandi Rogers, Rudy Rudisill and Volunteer of Employer Support of Guard and Reserve (ESGR), Tony Clark.

In 2020 Uwharrie Bank was awarded the Patriot Award by the ESGR nominated by our own Mandi Rogers for the support she was given to help advance her Military Career in the Air National Guard. As a result, in 2022 Uwharrie Bank was selected for the Above and Beyond Award through ESGR, a prestigious recognition. The ESGR is part of the Department of Defense and they recognize employers that support their employees who are in the service.

BY THE NUMBERS

| **193** Associates | **$21.3 million** Compensation plus benefits | **61%** Wellness program participation | **4,000** Training hours |



Rodrigo Luevano has always served his community by teaching financial literacy classes and lending a helping hand to our local food banks. Now he will serve our nation as he has recently been commissioned as 2nd Lieutenant with United States Air Force. He is going to Undergraduate Pilot Training at Columbus Air Force Base in Mississippi and once he graduates he will be a C-17 Pilot with North Carolina Air National Guard in Charlotte.



Hannah Domenech and Manuel Ubaldo dedicated countless hours of their personal time into their fundraising and dancing efforts as participants in Stanly County Dancing with the Stars. They contributed to the overall raise of over $130,000 for the Butterfly House Children's Advocacy Center.



Along with Barbi Jones (Cabarrus Chamber Executive Director) and Bill Dusch (Mayor of Concord, NC,) our own Pat Horton (Corporate Ambassador, Cabarrus County) received the 2022 American Red Cross Hero Award at the All American Celebration for the American Red Cross of the Southern Piedmont. These local civic champions embody the spirit of service and philanthropy through their selfless work in our communities.

UWHARRIE INVESTMENT ADVISORS

With our team-based approach, you are never limited to just one opinion. We work as a team, so you can be confident that our investment strategies are rigorously tested, challenged and strengthened by a larger network of experts. We draw on our long history of providing local service to multiple generations of families. We get to know you and what is important in your life, to understand your complete financial picture.

Our straightforward, transparent approach is delivered by local professionals you know and trust. Our wealth advisors seek to understand not only your financial goals, but what matters most to you. Decisions are approached thoughtfully and with much care, and we have genuine pride in our company. We are financial advisors who work hard to help you meet your financial goals. You can trust that we always have your best interests in mind.





We focus on one thing—partnering with you to create a financial strategy for today and beyond that is flexible enough to change along with you. Newest associate Andrea Gutierrez (L) is pictured here with Senior Financial Advisor Lori Misenheimer.



L to R – R. J. Robinson, Tim Mitchell, Scott Clements, associate Kyle Eudy and Evan Tatum.

The Uwharrie network continues to strengthen and reinforce our communities. Many of our associates support charitable and community efforts by participating in outings with clients and customers.

BY THE NUMBERS

$263 million
assets under care through
Uwharrie Investment Advisors

UWHARRIE BANK MORTGAGE

Our Founding Fathers linked the notion of property ownership to security, a stake in the ground, and general happiness. The same applies today as homeownership remains the cornerstone of the American dream: providing families with a sense of emotional and financial stability and, historically, boosting a family's wealth through equity and appreciation over time.

We believe that one of the best ways to help grow our communities and Uwharrie is by helping families achieve their dream of owning their own home. Uwharrie Bank Mortgage offers a number of different programs that allow us to tailor a mortgage to the specific needs of our customer, and in turn, making the purchase of a home a positive experience for the families we serve.



Uwharrie Bank Mortgage associates L to R - Luis la Jara, Kari Prickett, Mike Prickett and Jeff Trout participate at the Johnson C. Smith University homecoming event.



Retired Uwharrie Investment Advisor associate Martha O'Brien and her husband Mike are appreciative of the service they receive from Uwharrie Bank Mortgage. Pictured above with loan officer Clint Cowell and their grandson, Jack.

BY THE NUMBERS

535
New home purchases and refinances

SUPPORTING OUR COMMUNITIES

As your community banking organization, we are not just your financial partner – we are your partner in building stronger, more vibrant communities. Our thinking is, if a community thrives, we all thrive. When we first gathered to discuss the formation of a bank, we answered the call to give back. That culture continues to this day.

If you ask our team of associates and customers what makes Uwharrie different, many will tell you that we are always there for our friends and neighbors. Charities, nonprofits, and civic organizations are essential for a successful community, and we are proud to help with more than just a donation. Our team members are often outside the office volunteering and helping those who need it most.

As a financial institution that puts the communities we serve first, it is our goal to use our resources and expertise to do the right thing. While we support as many causes and organizations as we can, we aspire to be the go-to financial institution for the following areas of community support:



- Community Development
- Community Health and Wellness
- Education
- Arts and Culture
- Spiritual Enrichment
- Civic and Public Service

We remain committed to empowering people with sufficient financial resources and literacy to achieve economic independence.

Top to bottom – Ann Marie Grindstaff, Brianna Collins, Virginia Jones, and Shelli Yelton.

Our East Albemarle associates work every spring of the year to plant and maintain flower gardens for residents and visitors to enjoy at local nursing facilities.



Top to bottom – Kodi Smith, Nick Russell, Kathy Almond, Linda Harkey, Hannah Domenech, Julie Goodman. Rudy Rudisill, Tammie Fraley, Mandi Rogers, Misti Thompson, Nancy Honeycutt and Michelle Carver.

Don't be surprised if you see some of our associates with their safety vests helping to beautify our roadways with evening or weekend trash pick-up.



L to R – Chris Tilley, Mark Jones, Laurie Greene, Jeff Trout, Tonya Lowder, Rodrigo Luevano, Mike Prickett, Renee Holmes, Dan Chizmadia, Emily Andrew, David Beaver, Coy David Beaver.

Several times a year, our associates assist with food distribution to citizens in need through coordination with Assistance League of Charlotte and Second Harvest Food Bank of Metrolina.

SUPPORTING OUR COMMUNITIES

Our Company believes education is the foundation for a brighter future. We think there should be a partnership between education and business. Educating our children is the responsibility of each of us. Being involved in our children's education makes a difference.

Uwharrie has made a commitment of allowing associates to participate in our schools through its education partnership program. This program allows associates 24 hours of paid leave from their job each year to volunteer in our schools. Our associates are involved in various aspects of the education process.



Currently in our Uwharrie Bank Mortgage area, Misty Broadway has worked in many departments of the Company. Throughout the years, she has always maintained a passion for teaching and tutoring young folks and is eager to facilitate financial literacy sessions for students who visit the Bank.

We are proud of the efforts of Tina Townsend, Community Outreach Coordinator, as she helps local students and adults understand and effectively use financial skills. We firmly believe that when you are financially literate, you have the foundation of a relationship with money, and it is a lifelong journey of learning.



BY THE NUMBERS

250 Civic and nonprofits supported	**$55,000** Contributed to 2022 United Way campaign	**$79,440** Denim Difference Donations from Associates since inception in 2014



L to R – Cheryl Dearmon, Ken Yelton, Chad Tarlton and Emily Andrew.

Not only during Financial Literacy Month, our associates can often be found at events like the Cabarrus County Career Connections Day chatting with students about their future plans and providing resources to them in their life's journeys.



Many of our associates can be found in classrooms reading to and tutoring students. Our Oakboro associate, Robert Kimrey, spent a fun-filled day with a classroom at a local elementary school.



L to R – Tina Townsend, Web Grubb, Karen Hodge, Tonya Lowder, Emily Andrew and Carson Eaves.

Associates were on hand at South Mecklenburg High School for WKYV7 Financially Lit and Fit Expo.

SUPPORTING OUR COMMUNITIES

Every December our Cabarrus County folks put on their red aprons to help with The Salvation Army Christmas Bell Ringing project.



THE SALVATION ARMY
NG THE MOST GOOD
DOING THE MOST GOOD

Pictured here is associate Joe Crews.



YP
ANSON
DAY OF SHARING

L to R - Anne Rivers, Amanda McFayden, Linc Martin, Mary Catherine Boylin, Tempestt Sellers.

Our Wadesboro associates participate annually in the Anson County Day of Sharing, a community-wide service project that focuses on giving back by volunteering to assist citizens and non-profit organizations.



SHE built THIS CITY

L to R – Laurie Greene, Mary Catherine Boylin, Michelle Carver, Heather Almond, Rodrigo Luevano, Brooke Senter, Tonya Lowder, Karen Hodge, Jeff Trout, Renee Holmes.

Associates throughout the Company support She Built This City - an organization that aims to spark interest and build pathways for youth, women, and marginalized communities to enter the workforce of construction trades & maker spaces.

As hometown hero B.J. Hill was headed to play with the Cincinnati Bengals in Super Bowl LVI, our associates showed support with our Denim Difference funds going toward the Kingdom Citizen Outreach Ministry in his honor.



L to R – Mike Harwood, Allison Moose, Will Hyatt, Mary Hartsell and Robert Kimrey.

L to R – Rodrigo Luevano, Stephanie Roskoskey, Dan Chizmadia, Renee Holmes, David Riley.





L to R – Debbie Frick, Erica Hartsell, Tamara Singletary.

SUPPORTING OUR COMMUNITIES

"It is a blessing to collaborate with Uwharrie Bank, the citizens of Stanly County, and select individuals and foundations around the country to help make our region and populace more prosperous, more "educated," and healthier. There are many days when this calling seems too lofty, but when one's community bank and her leaders are the local University's champions – well, it becomes apparent that we will live up to and lean into that calling if we proceed in "humble confidence" with the common good in mind."

"The Bank has embodied the claims found in the "Who We Are" section of her website – that the Bank is "putting community ahead of profit, inspiring change to make the world around us better." You are leading by giving and serving. In so doing, you inspire me to be a better university president. Images of Jesus of Nazareth, the "leader" who insisted upon stooping to wash his disciples' feet, spring readily to mind when I ponder each of you and your approach to community and leadership."

– Dr. Scott Bullard,

President of Pfeiffer University



Roger Dick, CEO of Uwharrie Capital Corp, pictured with Dr. Scott Bullard, delivered the commencement address to the Class of 2022 of Pfeiffer University.

BY THE NUMBERS

$800,000
Contributed to help people and communities

$6.7 million
Total community giving since inception

MAKING A DIFFERENCE

Uwharrie Capital Corp and its family of companies believes in the power of people coming together for good. We want to inspire, lead, and strengthen our communities. In 2022, we received tax-exempt status for the Uwharrie Capital Corp Community Foundation to support efforts including education, health and wellness, housing and human services. In keeping with strengthening our communities, the Foundation will focus on needs at the local level.

The nonprofit, independent status of the Foundation reinforces Uwharrie's charitable efforts. Foundations, for example, have a greater immunity to the business cycle. A charitable foundation can ensure that community support continues through good or bad times. A foundation is not necessarily impacted by an economic downturn and that is the time when charities and organizations need more support.

Our Foundation enhances; it does not displace what the Company is giving. The Bank can sponsor a golf tournament to help cancer survivors or give to needy families, while the Foundation can donate only to 501(c)3 non-profits. Regulations prohibit the Foundation from sponsoring events or organizations that don't qualify for tax-exempt status.

A foundation is one of the best ways to assure long-term, sustainable giving and it cements the giving to the communities that helped us grow.



30%
$231,500
Healthcare, Well Being, and Family Services

30%
$250,000
Education, Art and Culture

8%
$61,700
Spiritual, Civic and Public Service

Uwharrie
CAPITAL CORP
$800,000

7%
$56,800
Economic Development, Environment and Public Relations

25%
$200,000
Uwharrie Capital Corp Community Foundation

A portion of our profits are directed back to the community that generates them.

SUPPORTING OUR SHAREHOLDERS

A group of people who shared the concerns of local ownership and control over our lives got together and asked themselves what it would take to restore their community. The answer was an unexpected one…to start a bank. The bedrock of any thriving community is to retain control of its money. Being able to make financial decisions and having the money to effectively take action toward a desired future is basic to our American freedom and pursuit of happiness. Therefore, we founded Uwharrie Capital Corp with the goal of making our money a powerful force for good in our communities…by helping families prosper, businesses grow and communities thrive.

A defining characteristic of Uwharrie Capital Corp over the past 39 years has been our collective commitment to ensuring the financial future of the communities we serve. In this effort, we have enjoyed the blessings of a highly engaged shareholder base that shares our values and interest in local growth and prosperity.

We believe a positive community impact and shareholder financial return go hand-in-hand. Taking care of our customers, associates, shareholders and the larger community will always yield significant dividends. We try to exemplify the right balance between community and profits. It has never just been about money. How we work and what we do is simply an extension of our character. We are accountable to the people and we do not take our leadership role lightly. We love our community and it is only natural that we want to make a difference.

A fundamental element of Uwharrie Capital Corp is the role of our dedicated directors. We believe that a deep understanding and a close relationship with the communities we serve can be achieved only when we are interwoven in the fabric of those markets. Local civic and business leaders, serving as directors and community representatives, provide the insight to local needs that ensure we deliver on the promise of ***making a difference.***

"When you choose to invest in Uwharrie Capital Corp or do business with our Company, you are becoming a part of an organization that is about peoples' values and beliefs in community. We think these things are good investments and to date have earned a good return for our investors."

– Roger Dick, CEO

BY THE NUMBERS

$1.02 billion
Total Assets

$8.2 million
Net Income

0.82%
Return on Assets

18.96%
Return on Equity

7.5%
Annual return to Shareholders since inception

Uwharrie Capital Corp Board of Directors

NAME	PRINCIPAL OCCUPATION
Merlin Amirtharaj	Retired; previously, Associate Vice President of the School of Business and Technology, Stanly Community College, Albemarle, NC
Aaron D. Bates	Attorney and Owner, Bates Law Firm, PLLC, Wadesboro, NC
Dean M. Bowers	Regional Sales Manager and Co-Owner, Quality Equipment, LLC, Albemarle, NC (a John Deere equipment dealership)
Joe S. Brooks	Owner and Manager, Brothers Precision Tool Co., Albemarle, NC (tool and die machine shop)
James O. Campbell	Vice President and Business Line Executive, Construction, AvidXchange, Inc., Charlotte, NC (a provider of on-demand accounts payable management and automated payment solutions)
Vanessa O. Chambers	Associate Minister, Parker's Grove Baptist Church, New London, NC
Tara G. Eudy	President and Treasurer, Carolina Title Company, Inc., Wadesboro, NC
Deidre B. Foster	Community Volunteer and Non-Profit Board Member, Charlotte, NC
Allen K. Furr	Secretary and Treasurer, PEJA, Inc., DBA East Albemarle Xpress Lube, Albemarle, NC (an automotive service business)
Cynthia B. Hanson	Owner and Operations Manager, CK Select, LLC, Concord, NC (a real estate company)
Matthew R. Hudson	General Manager and Vice President, Hudson Pool Distributors, Inc., New London, NC
W. Chester Lowder	Retired; previously, Director of Livestock Program, Public Policy Division, NC Farm Bureau Federation, Incorporated, Raleigh, NC
Wesley A. Morgan	General Manager, Rolling Hills Gin, LLC, New London, NC (a cotton ginning operation)
Chris M. Poplin	Chief Investment Officer and Chief Operating Officer, Faison Enterprises, Inc., Charlotte, NC (a private real estate investment firm)
Frank A. Rankin, III	Special Projects Manager, Concord Engineering & Surveying, Inc. (CESI), Concord, NC
Randy T. Russell	President, Sports Med Properties, LLC, Charlotte, NC (commercial real estate company)
Vernon A. Russell	Attorney and Owner, Vernon A. Russell, Attorney at Law, PLLC, Concord, NC
Stephen C. Seltzer	Chief Executive Officer, Marbu, Inc. (a land management company); and President, Seltzer's, Inc. (a land and building management company)
Matthew A. Shaver	General Surgeon, Atrium Health Stanly, Albemarle, NC and President, McRae Jewelers, Norwood, NC
S. Todd Swaringen	Partner, Beane Swaringen & Company, PLLC, Albemarle, NC (Certified Public Accountants)
ADVISORY DIRECTORS	PRINCIPAL OCCUPATION
Roger L. Dick	President & Chief Executive Officer, Uwharrie Capital Corp, Albemarle, NC; Chief Executive Officer, Uwharrie Bank
D. Anthony Plath, Ph. D.	Retired; previously Clinical Professor of Finance at University of North Carolina at Charlotte



Late in 2022, Board member **Harvey Leavitt** passed away. Harvey was a highly capable and committed director. We were fortunate to have known him; he will be truly missed.

MANAGEMENT MESSAGE

On January 26, 1984, some 39 years ago this organization opened its doors. There was plenty of excitement! Nine months earlier, on April 26, 1983, a community had come together in response to the loss of the last local bank. With it was the loss of control of local wealth. Many feared the loss of access to capital to grow their businesses; families were concerned with access to the capital to support their households. Community leaders, many of whom served on local boards, feared the loss of the insight and intelligence about local economic trends necessary to guide decisions for the community's future prosperity.

Insights were particularly critical at this time in our history as our communities and world were transitioning toward globalization and away from local ownership of the manufacturing plants and retail businesses, whose ownership had resided in the community. A de facto transfer of power was taking place in the early 1980s as American politics was shifting to a world of globalization.

In our communities, wealth, power, and ownership were moving away from Main Street to Wall Street. Reminiscent of the Gilded Age in American history, when large corporations controlled industries, monopoly and consolidation, were on the way back.

The organizers of Uwharrie foresaw the change that was coming and united around a collective vision to start a new bank that would keep community wealth working locally and give the community the wherewithal to be self-sufficient and be better positioned to direct its own future. A bank whose leadership, employees, customers and shareholders would live and call home the places where deposits were collected and loans were made; whose shareholders would also be customers - banking that operated on a personal level where people were known by name and not just by a number.

Nothing is more American than being free, self-sufficient and independent in pursuit of happiness. Likewise, nothing is more American than a community bank that empowers a community to accomplish just that.

For the people, by the people a great nation was started, so would be a great bank!

A broad base of the community purchased the stock, with no single individual or entity owning more than 1%. A Board of Directors was elected that was diverse and representative of the community it was to serve. Driven by purpose and hope, as opposed to fear, we faced our challenges as opportunities.

A prayer was our very first action when organizing the Bank. In that prayer, we acknowledged our purpose was to serve the needs of people.

Since we first opened our doors, every decision we have made, every service we provide has been made with the best interest of the people we serve at heart.

Throughout this time, we have strived to be innovative, competitive and accessible in providing our customers with the resources needed to achieve their financial goals, while supporting the communities where we live.

We have had many challenges on our journey over the years. However, we remain anchored to our purpose, as we have navigated the uncertainties of a changing world. Purpose...putting people first gives our organization meaning...putting people first still guides us today in every decision we make.

Making a profit, driven by our values and guided by purpose, is what makes our organization and corporate culture different. Profit is important in that it is the report card that reflects how well we are doing in accomplishing our purpose and mission. Similarly, we send our children to school to learn and gain the knowledge they need to lead successful lives. If they get the knowledge, it will be reflected in good grades.

Our profits benefit our communities in many ways, through the jobs we create, the homes we help families purchase, and the investments we make back into non-profits and community projects.

While we may not be able to make great global contributions to humanity, we can start by making our part of the world a better place by continuing on our journey of helping people and building Main Street communities. When we make a loan, help an investor or saver in our communities, we do it because we care.

The Uwharrie Capital Corp network continues to strengthen and reinforce the communities in which we operate by funding vital community projects. Funding that is enabling community infrastructure that is strengthening the arts and culturally diverse communities, improving educational outcomes and growing healthy places for our friends and neighbors to live and work. When we address social and economic issues together, we have the best chance of bridging gaps in society. This is the power of social enterprise, and for almost 40 years we have been doing just that: providing people access to what they need - employment, resources and opportunities - as a function of our business model, not as an afterthought.

Uwharrie has become the financial services provider of choice for more than 21,000 households in our communities - but we are more than just a bank - we play our part in the fabric of the communities in which we serve, helping to empower and build sustainable communities through both the good and tougher times. Your Company's community investments have supported hundreds of important local initiatives across family services, spiritual, health, educational, military, cultural arts and other numerous, previously unmet community needs.

While making money and a return for our shareholders is important, it is not our purpose for being. Our purpose and mission is simply serving communities' financial needs while acquiring the knowledge to sustain prosperity and equality. A better community…contributing to a better world.

Our asset quality ranks among the best in the United States banking industry, and it has maintained this ranking for several recent years. Our well-diversified portfolio of core, community deposits is low in cost, predictable in its pattern of deposits and withdrawals, and all of our depositors are well-known to us, because these people represent our friends and neighbors.

In comparison with other larger banks, we have a very small portfolio of non-FDIC insured deposits, and all of our large deposit accounts originate from the local businesses and institutions we serve, including municipal governments, area school systems, colleges, and universities, large healthcare providers, and many private companies that serve the needs of our local communities.

Finally, we are good stewards of the capital we receive from our shareholders. We are careful, deliberate, and experienced risk managers. We regularly review, evaluate, and monitor the strength of our balance sheet and make necessary adjustments where they are needed. We strive to operate legally, lawfully, ethically, and transparently in full compliance with all federal and state banking statutes and regulations that affect us.

In short, our Company is strong, financially secure, and our current capital levels remain fully sufficient to insure our continuing business solvency as well as your faith and confidence in us as a safe institution where you can place your trust, your business and your money.

Uwharrie Capital Corp is here for the long-haul, and we remain well-positioned and dedicated to serving your financial needs. We are working hard to make sure that this organization, our customers and our communities not only succeed, but also thrive. We want the world we dream about to be the one we live in today.

Our Father, God, your gifts to us are good, very good, and we pause to thank You for them. You enrich our lives by giving us challenges, adventures, opportunities to use our creativity, our minds. But, You also call us to be good managers of those gifts, to responsibly use them in the service of others. So we pray your blessings on those here assembled that what they accomplish will be pleasing in your sight.

In His Name, Amen

Organizational Prayer – April 26, 1983

ADHERING TO OUR VALUES

From our foundation, we have operated Uwharrie consistently with the high ideals of serving and educating our community, providing for its financial service needs and doing so with an understanding of our responsibilities to our shareholders and the regulatory agencies. As the F.A.C.E.S. of our community, the associates and shareholders of Uwharrie Capital Corp pledge to serve as passionate advocates for our Vision and Mission.

FISCAL RESPONSIBILITY
We will always strive to achieve a balanced approach to meeting the needs of our stakeholders. We will be responsible stewards of our shareholders' money.

ACCOUNTABLE TO THE PEOPLE
We will strive to fulfill our unique mission as a financial services provider. We will maintain a broad shareholder base and be guided by a Board of Directors which represents the various interests and financial needs for the communities we serve.

CUSTOMER SERVICE
We will provide our customers exceptional service, competitive rates, money management, professional assistance and technology to help meet their diverse financial needs.

ECONOMIC EDUCATION
We will contribute to the financial literacy and/or economic benefit of our community.

SOCIAL AWARENESS
We will incorporate social responsibility and community altruism in our investment decisions.

Uwharrie Capital Corp remains strong and focused on improving economic opportunities for our customers and our communities. We hold a special mission that does not define ourselves as just a bank, but as an economic engine providing both capital and intellect for facing and building a sustainable economic future for the communities we serve.



Badin Lake

LOCATIONS

ALBEMARLE MAIN
167 North 2nd Street
Albemarle, NC 28001

ALBEMARLE EAST
800 NC 24-27 Hwy
Albemarle, NC 28001

VILLAGE OFFICE
710 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS
132 North 1st Street
Albemarle, NC 28001

INVESTOR RELATIONS
132 North 1st Street
Albemarle, NC 28001

HUMAN RESOURCES
132 North 1st Street
Albemarle, NC 28001

UWHARRIE INVESTMENT ADVISORS
Triad Regional Office
222 Sunset Avenue
Suite 107
Asheboro, NC 27203

UWHARRIE BANK MORTGAGE
141 Providence Road
Charlotte, NC 28207

REA ROAD AT STONECREST
5231 Piper Station Drive
Suite 100
Charlotte, NC 28277

CONCORD OFFICE
25 Palaside Dr, NE
Concord, NC 28025

CHURCH STREET OFFICE
700 Church St. North
Concord, NC 28025

WEST STANLY OFFICE
416 West Main Street
Locust, NC 28097

MT. PLEASANT OFFICE
1490 South Main Street
Mt. Pleasant, NC 28124

NORWOOD OFFICE
107 South Main Street
Norwood, NC 28128

OAKBORO OFFICE
224 N. Main Street,
Oakboro, NC 28129

WADESBORO OFFICE
211 South Greene St.
Wadesboro, NC 28170

SUMMARY ANNUAL REPORT:

It is the philosophy of Uwharrie Capital Corp to promote a strong, local shareholder base. While bid and ask prices for the Company's common stock are quoted on the OTCQX, under the symbol UWHR, trading is sporadic with most trades taking place in privately negotiated transactions. Management makes every reasonable effort to match willing buyers with willing sellers as they become known for the purpose of private negotiations for the purchase and sale of the Company's common stock.

Shareholders needing information about purchasing or selling stock should contact Tamara M. Singletary, Executive Vice President and Corporate Secretary, Uwharrie Capital Corp, 132 North First Street, Post Office Box 338, Albemarle, NC 28002-0338. Telephone: 704.982.4415
Email address: tsingletary@uwharrie.com

Securities, with the exception of bank products, are not FDIC insured, are not guaranteed by an financial institution and may involve investment risk and/or loss or principal.

FORWARD–LOOKING STATEMENTS:

This Annual Report may contain, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the Company's goals and expectations with respect to earnings, income per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by or that include the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "projects," "outlook," or similar expressions. These statements are based upon and the current belief and expectations of the Company's management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control).

At Uwharrie, we are creating:
Opportunity | Security | Relationships | Strength | Generosity | Growth

We welcome you to join our community, and look forward to meeting you.

Uwharrie Capital Corp[1]

Uwharrie Investment Advisors[1, 2]

Uwharrie Bank Mortgage[3]

Uwharrie Bank[1]



Uwharrie
CAPITAL CORP
making a difference®

132 N. First Street | Albemarle, North Carolina

uwharrie.com

[1] Securities are not FDIC insured, are not guaranteed by any financial institution and may involve investment risk and/or loss of principal. Risks will vary depending on investments made by the client. An Uwharrie Investment Advisor, Inc. representative will review these risks with the client prior to investing. Past performance is not a guarantee of future results. Retail brokerage and insurance products are offered through (Private Client Services, LLC., 2225 Lexington Rd, Louisville, KY 40206, phone: 502-451-0600), Member FINRA and SIPC under the marketing name of Uwharrie Investment Group. Private Client Services, LLC, and Uwharrie Capital Corp, along with its affiliates and/or subsidiaries, are separate, distinct and unaffiliated entities.

[2] Uwharrie Investment Advisors, Inc. is an investment advisor. Uwharrie Investment Advisors, Inc. is a subsidiary of Uwharrie Capital Corp and an affiliate of Uwharrie Bank.

[3] MEMBER FDIC | EQUAL HOUSING LENDER